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[Letterhead of United Industrial Corporation]

April 15, 2005

BY FAX AND EDGAR

United States Securities and
Exchange Commission
450 Fifth Street, N.W., Mail Stop 0306
Washington, D.C. 20549
Attention: Adelaja K. Heyliger

  Re:
  United Industrial Corporation and AAI Corporation
  Post-Effective Amendment No. 3 to Registration Statement on Form S-3
  (File No. 333-120402) (the "Post-Effective Amendment No. 3")

Ladies and Gentlemen:

        In accordance with the discussion that our counsel Robert Kane of Proskauer Rose LLP had with you on April 13, 2005, United Industrial Corporation and AAI Corporation (the "Registrants") hereby request pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended, that the filing dated March 18, 2005, and described on its cover as Post-Effective Amendment No. 3 (File No. 333-120402), be withdrawn. Please note that the Registrants are not requesting withdrawal of the original Registration Statement filed on November 12, 2004, as amended by Amendment No. 1 filed on December 10, 2004, Post-Effective Amendment No. 1 filed on January 12, 2005 and Post-Effective Amendment No. 2 filed on February 25, 2005 (the "Registration Statement"), to which Post-Effective Amendment No. 3 relates. Also, as discussed, the Registrants will file Post-Effective Amendment No. 4 to the Registration Statement, which will supersede Post-Effective Amendment No. 3 and respond to your comments regarding Post-Effective Amendment No. 3 contained in your letter dated March 28, 2005.

        The Registrants further request:

        1.     that the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

        2.     that an order with the date of granting of this withdrawal be included in the files of the Commission for the Post-effective Amendment No. 3, stating "Withdrawn upon the request of the Registrants, the Commission consenting thereto."

        If you have any questions regarding this application for withdrawal, please contact the undersigned at (410) 628-3244.

Sincerely,

United Industrial Corporation

By:
/s/ JONATHAN A. GREENBERG Name: Jonathan A. Greenberg Title: VP, General Counsel & Secretary
AAI Corporation
By:
/s/ JONATHAN A. GREENBERG Name: Jonathan A. Greenberg Title: VP, General Counsel & Secretary
cc:
Peggy A. Fisher, Assistant Director
Adelaja K. Heyliger
Julie M. Allen, Proskauer Rose LLP
Robert K. Kane, Proskauer Rose LLP

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